Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

3DOS Inc
111 Pier Ave Ste 100
Hermosa Beach , CA 90254
https://3dos.io

Up to $1,070,000.00 in Common Stock at $4.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: 3DOS Inc
Address: 111 Pier Ave Ste 100 , Hermosa Beach , CA 90254
State of Incorporation: DE
Date Incorporated: December 08, 2021

Terms:

Equity

Offering Minimum: $10,000.00 | 2,500 shares of Common Stock
Offering Maximum: $1,070,000.00 | 267,500 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $4.00
Minimum Investment Amount (per investor): $250.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

<u>Time-Based:</u>

Friends and Family Early Birds

Invest within the first three weeks and receive 20% bonus shares.

Early Bird Bonus

Invest within the first month and receive 15% bonus shares.

<u>Amount-Based:</u>

$500+

Invest $500+ and receive 2% bonus shares.

$1,000+

Invest $1,000+ and receive 4% bonus shares.

$2,500+

Invest $2,500+ and 8% bonus shares.

$5,000+

Invest $5,000+ and receive 10% bonus shares.

$10,000+

Invest $10,000+ and receive 15% bonus shares + 30-minute Q&A with founding team on company + industry trends.

$20,000+

Invest $20,00+ and receive 20% bonus shares + 1 hour Q&A with founding team on company + industry trends.

Audience-based: 15% Bonus Shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

**Investors will receive the highest single bonus they are eligible for among the bonuses based on amount invested and time of offering elapsed. Eligible investors will also receive the Owner's Bonus and Audience Bonus Shares in addition to the aforementioned bonus.*

The 10% StartEngine Owners' Bonus

3DOS, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Owner's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $4.00 per share, you will receive 110 Common Stock, meaning you'll own 110 shares for $400. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

3DOS, Inc. ("3DOS" or the "Company") is a Silicon Valley-based corporation organized under the laws of the state of Delaware that is building a decentralized manufacturing software platform. The Company's business model consists of connecting manufacturing supply and demand instantly and taking transaction fees. Initially, the team is focused on the consumer market but is hoping to quickly transition into the industrial market thereafter as supply chains are localizing due to geopolitical and geographic challenges. We intend to sell our services globally via a web platform and mobile as well as direct-to-consumer businesses online.

1) The 12 Trillion dollar market that is going decentralized due to supply chain issues and geopolitical risks.

https://www.futureofeverything.io/hp-want-3d-printing-new-thing/

2) Just like on-demand taxis changed the landscape of ride-sharing, we intend to connect idle manufacturing capacity with demand globally with one click. In essence, we believe we're building the largest on-demand factory, without owning any factories.

3) The 3DOS network plans to allow anyone that wants to take a product to market, with one click upload a design, and as soon it's purchased we connect with a global manufacturer closest to buyers, and manufacture it as close to you as possible. No more extra taxes, customs, tolls, transcontinental shipping, or geographic and political supply chain issues. Anyone can join the network and broadcast their

capacity.

We believe we already have direct experience as one of our founders in the previous company, 3dPrintOS, Inc., invented one of the world's first 3D printing operating systems, 3DPrinterOS, used in over 120 countries, with over 180,000 users, manufactured over 2.5 million parts, with over 60,000 3d printers online used by the top 50 universities in the world like MIT, Harvard, Berkeley, Rice, Caltech, etc... and used by the top companies like Bosch/Dremel's #1 3d printer in PC magazine 5 years in a row uses 3DPrinterOS, Companies like Google, John Deere, US NAVY, NASA, etc.

3dPrintOS, Inc. was founded in 2013 by the same team as the Company and is a related entity. Currently, the only connection between the two companies is the President and board chairman serving his roles for each company which results in a degree of common control. There are future plans of merging the Company's business model with 3dPrintOS, Inc.'s operations however these plans are not yet certain.

https://uk.pcmag.com/3d-printers/94069/dremel-digilab-3d45-3d-printer

https://project-manus.mit.edu/making-at-mit/3d-printing-service

https://fablab.gsd.harvard.edu/places/3d-printer/devices/

http://oedk.rice.edu/event-3723047

3DPrinterOS, the previous business that the Company's founder started, pioneered on-demand manufacturing, and now with 3DOS, we want to expand this technology beyond 3d printing and give it to the entire world.

Everyone is a manufacturer.

Our goal is the ability for everyone to participate in the manufacturing of a decentralized manufacturing network, owned by the people, for the people.

3DOS is building what we hope to be the world's largest on-demand decentralized manufacturing network on Web 3.0 using NFTs as a licensing tool.

Blockchain Platform anticipated to be supported: Ethereum, Polygon, Solana Labs, IOTEX

Investors: IOTEX, Stanford Blockchain Founder, Athena Ventures, Alchemist Accelerator Top IoT accelerator in Silicon Valley

Legal: Perkins Coie (A Top SEC Crypto Law Firm)

Competitors and Industry

Industry

The global digital manufacturing market is expected to reach $1.370.3 Trillion by 2030, from $320 billion in 2021, registering a CAGR of 16.5% from 2021 to 2030.

Source: https://www.globenewswire.com/news-release/2022/07/25/2485295/0/en/Digital-Manufacturing-Market-Size-is-projected-to-reach-USD-1-370-billion-by-2030-growing-at-a-CAGR-of-16-5-Straits-Research.html

Digital manufacturing is an integrated approach to manufacturing or constructing products using a computer system. It uses computer-aided design (CAD), computer-aided modeling (CAM), Internet of Things (IoT), and Big data analytics concepts. Digital manufacturing has features such as maximized productivity, improved quality, reduced operating costs, and limited repetitive work.

There are 718,796 manufacturing businesses in the US as of 2022, an increase of 3.8% from 2021.

Is the manufacturing industry fragmented?

As you can see, the industry is quite fragmented, mostly in the middle revenue ranges.

Source: https://www.ibisworld.com/industry-statistics/number-of-businesses/manufacturing-united-states/

Top 10 Manufacturing Countries in the World

China – 28.7% Global Manufacturing Output

United States – 16.8% Global Manufacturing Output

Japan – 7.5% Global Manufacturing Output

Germany – 5.3% Global Manufacturing Output

India – 3.1% Global Manufacturing Output

South Korea – 3% Global Manufacturing Output

Italy – 2.1% Global Manufacturing Output

France – 1.9% Global Manufacturing Output

United Kingdom – 1.8% Global Manufacturing Output

Indonesia – 1.6% Global Manufacturing Output

Source: https://globalupside.com/top-10-manufacturing-countries-in-the-world/

The On-Demand Manufacturing Opportunity is Real.

On-demand manufacturing is estimated to reach $112 billion by 2024 and growing at almost 20% annually according to MarketWatch.

Source: https://thestartupweekly.com/how-on-demand-can-help-scale-startups/

There are millions of localized manufacturing capacities worldwide, that are sitting idle, and the industry is highly fragmented and ready for disruption.

3DOS intends to connect all this idle capacity in real-time with the demand globally to help accelerate localized manufacturing and help the world get closer to net-neutral carbon.

Source for market size: https://3dprint.com/283658/spacs-everywhere-3d-printing-companies-going-public-in-2021/

and: https://www.cnbc.com/2019/11/09/3-d-printing-disrupts-12-trillion-manufacturing-industry-globally.html

and: https://www.de.kearney.com/operations-performance-transformation/article?/a/3d-printing-disrupting-the-12-trillion-manufacturing-sector

Competitors

The 12 Trillion dollar worldwide manufacturing industry is highly fragmented, and 3DOS has several mostly centralized competitors in the on-demand manufacturing market space.

On one side of the spectrum, you have Alibaba with a $250B valuation, which is very centralized in China with 99% of everything made on their platform being made in one country, and it has almost zero IP protection.

Some of the top competitors in our industry include: Alibaba, Protolabs, Xometery, Fastradius, Shapeways, and Fathom.

Alibaba $250B IPO 2014

Protolabs $5.2B IPO 2012, USA, Japan, EU

Xometery $3B IPO 2021 new 22 countries

Fast Radius $1.4B IPO 2021 new USA

Shapeways $1.6B IPO 2021 new USA

Fathom $1.5B IPO 2021 new USA

Currently, Protolabs is the industry leader in the on-demand manufacturing space and the 3DOS's primary competition in the on-demand industry, but Protolabs is mostly centralized in the USA, Japan, and the EU. Protolabs also has a very high CapEx (Capital Expenditures) and owns almost all of its equipment and factories.

Xometry also owns its own equipment and has a significant market share, but they are becoming more decentralized in 22 countries. They still require a lot of manual emails, phone calls, and overhead to manage all these locations, unlike 3DOS which is a peer-to-peer manufacturing protocol, allowing anyone to join worldwide, like the internet for manufacturing.

Protolabs and Xometry are direct competitors of similar size and development.

Source:
https://finance.yahoo.com/quote/PRLB/

Protolabs is valued at $5.2 Billion and Xometry is valued at $3 Billion, but think of them as a Taxi Brand or Franchise, An application connecting idle capacity in millions of manufacturing locations worldwide, with demand.

3DOS plans to connect idle capacity with demand in the manufacturing industry by building its platform on a fully decentralized blockchain, which allows designers to tokenize their designs with NFTs, which protects such designs and allows them to receive royalties when used to manufacture globally.

Also, buyers of the products, know they are receiving authentic products, because everything is traceable from the owner of the design, to the manufacturing facility, to local shipping or pickup -- All tracked on the blockchain.

You as the designer or buyer have full visibility and traceability of your parts as they are manufactured worldwide.

Despite the present competitive landscape, 3DOS stands out in the manufacturing industry because we are building a peer-to-peer manufacturing protocol, that is neutral to the industry that allows any manufacturer to broadcast their capacity on the network.

3DOS allows anyone with a design idea to instantly upload it, and start to have it manufactured anywhere in the world without ordering thousands of quantities, and then warehousing the items, in hopes it gets sold.

Within seconds, anyone can upload a design and put that product on any website globally for sale, and as soon as it is purchased, we take that zip code address globally and located like ride-sharing a localized manufacturer, and the items get made, just in time.

With 3DOS, anyone can start to take their ideas to market, with the click of a button!

If it's not purchased, it's not made, which eliminates transcontinental shipping, fuel, waste, pollution, and allows everyone to go to market without friction.

Our COMPETITORS ARE MOSTLY CENTRALIZED and have almost NO DESIGNER RIGHTS capabilities to receive royalties!

Alibaba $237.72B valuation, $109.480 billion Revenue 2014

www.protolabs.com 5.2B valuation ~1/2B Revenue IPO 2012

www.xometry.com 3B valuation ~380M Revenue NEW IPO 2021

www.fastradius.com NEW IPO 2021 AirBnB of manufacturing

www.shapeways.com NEW IPO 2021

https://fathommfg.com NEW IPO 2021

GKN Aerospace 9.6B revenue acquired Forecast 3D (5 3d printing locations worldwide and scaling)

3DPrinting Hardware IPOs 2021:

Desktop Metal

Velo3D 1.6B valuation NEW IPO

MarkedForge 2.1B valuation NEW IPO

BrightMachines

Rocketlab

Redwire space

Current Stage and Roadmap

Current Stage

The Vision is: One Click Manufacturing

Our founders have a proven track record and have already invented the first operating system for 3D printing, 3DPrinterOS, which is used in over 120 countries by the best and brightest worldwide, with over 2.5 million parts produced locally, with over 180,000 users. The extent to which we will be able to complete the milestones outlined above is dependent upon the success of our development efforts, our marketing efforts, our ability to raise a sufficient amount of capital, and our utilization of cash. Our Team has already licensed this technology and it's inside the #1 3D printer in PC Magazine made by Bosch Dremel.

The 3DOS team now plans to take that same successful technology that was used for localized 3D printing production to develop a web 3.0 public network that will be available to the entire world giving the entire world access to peer-to-peer technologies.

We don't have any revenue and we are in the building phase of the technology while the network is in development.

3DPrinterOS is an OS for 3D printing developed, sold, and distributed by a separate business entity started by the Company's founder as a SAAS solution, mostly like lots of Intranets for people to manage their employees' designs and 3D printers. And now that team is building a network for the entire world.

The Roadmap

Anticipated developments and milestones:

Q1 2023 Alpha testing

Q2 2023 Test net is live and onboarding of 180,000 users with 55,000 3d printers and 2.5M 3D printed parts from the 3DPrinterOS network

Q3 2023 3DOS NFT Blockchain Royalties are tested and UX/UI is updated to adopt more users and manufacturing hubs

Q4 2023 Beta version is released aiming to have 1M+ users and 10M+ products

Q1 2024 Expand and Launch of 3DOS On-Demand 3D printing to the world

Q1 2025 Full version: One Click manufacturing out of catalogs from name brands like Bosch, John Deere, Eaton, Ford, etc.

Q1 2026 Expansion: Integrated manufacturing assembly process into the 3DOS ecosystem

The Team

Officers and Directors

Name: John Mehmet Ulgar Dogru

John Mehmet Ulgar Dogru's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, Chief Architect & Founder
  Dates of Service: December, 2021 - Present
  Responsibilities: Developing the Vision, Technology, and leading the company. Selecting key hires, and developing road maps. John receives a salary of $160,000.

- **Position:** CFO
  Dates of Service: December, 2021 - Present
  Responsibilities: Responsible for tracking cash flow and financial planning and analyzing the company's financial strengths and weaknesses and proposing strategic directions

- **Position:** CTO
  Dates of Service: December, 2021 - Present
  Responsibilities: Responsible to manage, develop, maintain, and update the

technology-related products and services fundamental to the business operations of the Company

- **Position:** CMO
  Dates of Service: December, 2021 - Present
  Responsibilities: Responsible for planning, developing, implementing, and monitoring the overall business marketing strategy of the Company, including market research, pricing, product marketing, marketing communications, advertising and public relations.

- **Position:** Corporate Secretary
  Dates of Service: December, 2021 - Present
  Responsibilities: Accountable to keep or cause to be kept, at the principal executive office of the Company or such other place as the Board of Directors may direct, a book of minutes of all meetings and actions of directors, committees of directors, and stockholders.

- **Position:** Board Director
  Dates of Service: December, 2021 - Present
  Responsibilities: The business and affairs of the Company shall be managed and all corporate powers shall be exercised by or under the direction of the Board of Directors.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial

and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stocks purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to 1.07 million in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on

additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

We may never have an operational product or service
It is possible that there may never be an operational 3DOS or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our 3DOS. Delays or cost overruns in the development of our 3DOS and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might

result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
3DOS was formed on Dec 08 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. 3DOS has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that 3DOS is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it

is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on 3DOS or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on 3DOS could harm our reputation and materially negatively impact our financial condition and business.

The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our business, and the Tokens may also be subject to significant price volatility
A decrease in the price of a single blockchain asset may cause volatility in the entire blockchain asset industry and may affect other blockchain assets including the Tokens. For example, a security breach that affects investor or user confidence in Bitcoin may also cause the price of the Tokens and other blockchain assets to fluctuate.

The regulatory regime governing blockchain technologies and NFTs is uncertain. Developments in regulations in the United States or in other jurisdictions may restrict the use of blockchain assets, in a manner that adversely affects our business.
Regulation of digital assets in the United States and in foreign jurisdictions is in its early stages of development and is subject to unpredictable changes which may have an adverse impact on us. The regulatory status of digital assets remains unclear or unsettled in many jurisdictions. Legislative and regulatory changes or actions at the local, state, federal, foreign, or international level may adversely affect the use, transfer, exchange, and value of NFTs. These legislative and regulatory changes or actions that affect the accessibility, ownership or transfer of NFTs could adversely affect demand for our product.

The Company has a related entity through shared ownership and executive management.

The Company, 3DOS, Inc., has a related business entity 3dPrintOS, Inc., which was founded in 2013 by the Company's President and Board Director Chairman John Dogru. Currently, the only connection between the two companies is John's ownership interests and management roles in both companies, which results in a degree of common control. There are future plans of merging the Company's business model with 3dPrintOS, Inc.'s operations once the Copmany completes the development of its platform and is released to the public. At that time, the long-term plan is to leverage 3dPrintOS, Inc.'s existing customers as the initial user base to initiate the Company's expected business model for generating revenue. However, these plans are not yet certain at this time and there is the potential that these plans will never be completed.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
John Mehmet Ulgar Dogru	5,000,000	Common Stock	100.0%

The Company's Securities

The Company has authorized Common Stock, SAFE, and SAFT. As part of the Regulation Crowdfunding raise, the Company will be offering up to 267,500 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 5,000,000 outstanding.

Voting Rights

1 vote per share. Please see Other Material Rights below for further voting rights information.

Material Rights

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Dividends. The directors of the corporation, subject to any restrictions contained in (a) the General Corporation Law of Delaware or (b) the certificate of incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property, or in shares of the corporation's capital stock. The directors of the corporation may set apart out of any of the funds of the corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the corporation, and meeting contingencies.

Transfer Restrictions. Notwithstanding anything to the contrary, except as expressly permitted in this Section 8.9, a stockholder shall not transfer, whether by sale, gift or otherwise, any shares of the corporation's stock to any person unless such transfer is approved by the Board of Directors prior to such transfer, which approval may be granted or withheld in the Board of Directors' sole and absolute discretion. Any purported transfer of any shares of the corporation's stock effected in violation of this Section 8.9 shall be null and void and shall have no force or effect and the corporation shall not register any such purported transfer.

Any stockholder seeking the approval of the Board of Directors of a transfer of some or all of its shares shall give written notice thereof to the Secretary of the corporation that shall include: (a) the name of the stockholder; (b) the proposed transferee; (c) the number of shares of the transfer of which approval is thereby requested; and (d) the purchase price (if any) of the shares proposed for transfer. The corporation may require the stockholder to supplement its notice with such additional information as the corporation may request.

Upon receipt by the corporation or the transfer agent of the corporation of proper transfer instructions from the record holder of uncertificated shares or upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer, it shall be the duty of the corporation to issue a new certificate or, in the case of uncertificated securities, a notice of issuance of shares, to the person entitled thereto, cancel the old certificate (if any) and record the transaction in its books.

SAFE

The security will convert into Safe preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $75,000.00
Interest Rate: 0.0%
Discount Rate: 85.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: Equity Financing. See below in Other Material Information for further details.

Material Rights

Equity Financing. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

Liquidity Event. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled to receive a portion of Proceeds, due and payable to the Safe Holder immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount").

Dissolution Event. If there is a Dissolution Event before the termination of this Safe, the Safe Holder will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Safe Holder immediately prior to the consummation of the Dissolution Event.

Liquidation Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Safe Holder's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Safe Holder and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

The Safe Holder's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

Termination. The Safe will automatically terminate immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Safe Holder pursuant to the automatic conversion of this Safe under an Equity Financing; or (ii) the payment, or setting aside for payment, of amounts due the Safe Holder pursuant to a Liquidity Event or a Dissolution Event.

SAFT

The amount of securities outstanding is 425,000.

Material Rights

Token Distribution. Unless otherwise agreed by the Company and the SAFT Holder in writing, the SAFT Holder will pay the Purchase Amount in USD Coin ("USDC") to the Company within five (5) business days of the Agreement Date. Subject to Dissolution Events and Required Withdrawal, the Company will release and make available to the SAFT Holder a number of units of 3DOS Token (the "Tokens") that may be used in a software network platform or application used, modified or built by the Company, including the Solana blockchain protocol or any other blockchain or distributed ledger technology decided upon by the Company at its sole discretion (the "Blockchain") and software applications developed by the Company (the "Application," and together with the Blockchain, the "Network"), equal to the Purchase Amount divided by the Price Per Token (the "Sale Amount") and according to the following lockup schedule (the "Lockup Schedule").

Dissolution Event. If there is a Dissolution Event before this Agreement expires or terminates, the Company will pay an amount equal to the Refund Amount, due and payable to the SAFT Holder immediately prior to, or concurrent with, the consummation of the Dissolution Event. As an obligation to a general unsecured creditor, the Refund Amount will be paid only prior and in preference to any distribution of any of the assets of the Company to holders of outstanding shares of capital by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company remain legally available for distribution to the SAFT Holder and all holders of all other PreLaunch Token Sale Agreements (the "Dissolving Purchasers"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Purchasers of their respective Refund Amounts, subject to legally required payments by the Company (e.g., the repayment of secured creditors), then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Purchasers in proportion to the Refund Amounts that they would otherwise be entitled to receive.

Required Withdrawal. The Company shall be authorized to terminate this Agreement and refund the Refund Amount to the SAFT Holder if: (i) the Company's external legal counsel advises that this Agreement would be or is reasonably likely to be in violation of the securities laws or regulations of the United States, People's Republic of China or other jurisdiction applicable to the Company or SAFT Holder, or (ii) this Agreement causes or would be reasonably likely to cause, extraordinary expense, substantial additional obligations or a material adverse effect on the Company, any of its affiliates, or other SAFT Holders.

Termination. This Agreement will expire and terminate upon the delivery of the Tokens to the SAFT Holder pursuant to Section 1(a) of this Agreement or the Company's decision to terminate this Agreement in conjunction with the occurrence of a Dissolution Event pursuant to Section 1(b) or the Company's decision to terminate this Agreement pursuant to Section 1(c). In addition, this Agreement may be terminated (i) by mutual written consent of the parties to this Agreement. Upon termination of this Agreement pursuant to this Section 1(d), unless otherwise the Company and SAFT Holder negotiate in good faith and mutually agree upon a substitute valid and enforceable resolution or agreement, and unless otherwise required by law, the Company shall within ten (10) days upon the termination of this Agreement pay an amount equal to the Refund Amount in U.S. Dollars to a bank account designated by the SAFT Holder.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the

family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $75,000.00
  Use of proceeds: Seed round
  Date: August 03, 2022
  Offering exemption relied upon: 506(c)

- **Type of security sold:** SAFT
  Final amount sold: $425,000.00
  Use of proceeds: Seed Round
  Date: March 16, 2022
  Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

The business can operate for 2 years without generating any revenue.

Foreseeable major expenses based on projections:

Most of all the expenses will be focused on developing the decentralized manufacturing protocol, patents, and paying software developers to bring the product to market.

Once we have established our blockchain protocol and platform, we intend to migrate the existing 200,000+ users on our previous network 3DPrintingOS. We expect to have a low cost of acquisition to bring those customers on for free, and those customers can then drive viral growth as they bring on their 9M+ designs and go to market.

Future operational challenges:

Ensuring the protocol is working properly and well tested. Luckily we have 3DPrinterOS that will be used to load test the product and ensure it is ready to launch to the public.

Very similar to how DOS revolutionized the digital information age, 3DOS is aiming to revolutionize the digital manufacturing age.

The 12 Trillion dollar manufacturing market is going digital!

Future challenges related to capital resources:

The most challenging will be to hire software development talent from the blockchain industry, which is about 2-3x more expensive than developers in the native web 2.0 space. With Trillions of dollars in the Web3 space, more than money, developers want to be attracted to a product that is interesting to them, and they see a real future. So far, we are attracting some of the best and brightest, as 3DOS connects the digital world to the physical world, and is proving that real things matter to people. We are now seeing physical assets like land starting to be connected to NFTs.

Future milestones and events:

The initial on-demand products, partnered with celebrities and gaming companies that want to instantly produce merchandise, and already have millions of followers, will allow us to go to market fast and generate substantial revenue.

Here is the data on the existing digital-to-digital market.

https://dune.com/kingjames23/nft-project-possible-data-to-use

With 3DOS we believe the future is digital-to-physical, which is a much larger market, backed by real physical goods.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of Aug 22, 2022, the company has over $450k cash in the bank.

The company has no debt and only has SAFE and SAFT investments.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations, but it is best that we raise money from the community, as a decentralized network for the people, by the people, is best built, and invested in by the people.

The community should be the rightful owners of the 3DOS technology, and the people that invest and contribute to the network should gain the most rewards for helping scale the 3DOS platform globally.

We do have other Silicon Valley funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

We are building a world where manufacturing is democratized Everyone is a manufacturer, Everyone has the ability to participate in manufacturing.

Owned by the people, for the people, where designer rights matter and localized manufacturing eliminates supply chain bottlenecks.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign will help promote the viability of the Company. Of the total funds that our Company has, we believe that 20% will be made up of funds raised from the crowdfunding campaign if it raises its maximum funding goal.

We believe in a platform that is for the people, by the people, and the people should be rewarded ahead of large VC capital.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 2 years. This is based on a current monthly burn rate of ~$40-50k per month.

The goal is to raise a total of $5M though, to ensure we can quickly implement a platform to market in under 2 years.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 2-3 years. This is based on our anticipated future monthly burn rate of ~$40-50k per month. This would help us scale beyond the software development, and help bring in business development and marketing to help accelerate adoption.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including Series A, Series B, and Series C.

The goal of the Company is to get to $100M - $300M of ARR revenue, within 3-4 years, which will help place the Company in the position for a possible public offering. Given centralized on-demand manufacturing companies have achieved $300 - $500M revenue and IPO'd with a $3 Billion - $5 Billion dollar valuation within the same time frame, 3DOS aims to surpass these competitors by building a fully decentralized protocol, which allows anyone to utilize the technology and add their manufacturing capacity, and connect supply and demand in real-time.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $20,000,000.00

Valuation Details:

The Company determined its pre-money valuation based on its internal calculations and analysis of the following factors:

<u>Management's Experience & Prior Successes</u>

Our management team also has an amazing track record. Beginning in 2014 as our prior company 3dPrinterOS. Inc., our team identified the unique opportunities in the market and successfully developed one of the world's first 3d printing operating systems with 3DPrinterOS, with today over 200,000+ users, with over 60,000+ 3d printers, with over 9M cad files, and have produced over 2.5 million parts.

This product was used as a private cloud mainly for the best and brightest, like the top 100 universities in the world like MIT, Harvard, Rice, Caltech.. etc., and is used by the top F500 companies like Bosch, Google, John Deere, Eaton, etc. and by the top space and militaries like NASA, US NAVY, British Army.

Opportunity Value in an Evolving Market

We are democratizing global manufacturing for the world, which is estimated to be a 12 Trillion dollar market! Also, the on-demand global manufacturing market is a 112 Billion dollar market by 2024, which means those companies with history and experience in on-demand manufacturing are best positioned to take advantage of this growth.

Supply chains are incredibly stuck, and manufacturing and taking it to the market is very difficult and cost-prohibitive for most people.

3DOS is shattering the barrier of entry into manufacturing, while at the same time removing a lot of supply chain bottlenecks, by giving people access to manufacturing on-demand, locally, eliminating a lot of transcontinental shipping costs, inventory, taxes, customs, tolls, and waste.

https://www.forbes.com/sites/michaelmolitch-hou/2022/04/25/three-areas-holding-back-the-106b-3d-printing-industry/?sh=4b46e2e54935

https://www.futureofeverything.io/hp-want-3d-printing-new-thing/

Access to an Existing User Base

Through the Company's founder's prior business 3dPrintOS, Inc., we have access to a robust list of clientele which will be leveraged as the Company's initial user base.

With 3DOS, we are planning on fast-tracking all those users to enter a new platform that will connect a nearly infinite amount of designs with instant access to innumerable manufacturing facilities and capabilities in the world. We are building a protocol, for manufacturing, where anyone that wants to take a product to market, can instantly be connected with any manufacturing capacity on the 3DOS network which connects Idle Capacity with Demand!

These include GKN UK; Michelle Bockman, the President of Stanley X which is the innovation division of Stanley Black & Decker; we also have a board advisor from Thermo Fisher; Top 100 universities like MIT and Harvard; industry-leading enterprises like Google and John Deere; as well as Global Merchandising Services which handles merchandising for artists such as Ozzy Osbourne and many others who want to track their merchandising royalties through 3DOS after our pilot has been launched.

Conclusion

Based on the above, we believe the pre-money valuation of $20,000,000.00 is reasonable.

Disclaimers

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock, if any, is converted to common stock; and (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised;

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $50,000 in SAFE agreements outstanding and $420,000 ins Simple Agreement for Future Tokens (SAFT) outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Research & Development*
  80.0%
  We will use most of the funds to help launch the test net, and build out the 3DOS marketplace that allows users to upload designs, and sell them on-demand worldwide.

- *Company Employment*
  14.5%
  We will hire more engineers

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://3dos.io (https://3dos.io/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/3dos

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR 3DOS Inc

[See attached]

3DOS INC.

FINANCIAL STATEMENTS

FROM INCEPTION (DECEMBER 9, 2021) YEAR ENDED DECEMBER 31, 2021

(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT 1

FINANCIAL STATEMENTS:

Balance Sheet 2

Statement of Operations 3

Statement of Changes in Stockholders' Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members
3DOS Inc.
Hermosa Beach, California

We have reviewed the accompanying financial statements of 3DOS Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the period from Inception (December 9, 2021) to December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

August 8, 2022
Los Angeles, California

As of December 31,	2021
(USD $ in Dollars)	
ASSETS	
Current Assets:	
Cash & cash equivalents	$ -
Total current assets	**-**
Total assets	**$ -**
LIABILITIES AND STOCKHOLDERS' EQUITY	
Total liabilities	**-**
STOCKHOLDERS EQUITY	
Common Stock	50
Subscriptions Receivable	(50)
Retained earnings/(Accumulated Deficit)	-
Total stockholders' equity	**-**
Total liabilities and stockholders' equity	**$ -**

See accompanying notes to financial statements.

3DOS INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

Inception (December 9, 2021)	December 31, 2021
(USD $ in Dollars)	
Net revenue	$ -
Cost of goods sold	-
Gross profit	-
Operating expenses	
General and administrative	-
Total operating expenses	-
Operating income/(loss)	-
Interest expense	-
Other Loss/(Income)	-
Income/(Loss) before provision for income taxes	-
Provision/(Benefit) for income taxes	-
Net income/(Net Loss)	**$ -**

3DOS INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Subscriptions Receivable	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
Inception date December 9, 2021	-				
Issuance of Common Stock	5,000,000	$ 50	$ (50)		$ -
Net income/(loss)	-	-		$ -	-
Balance—December 31, 2021	**5,000,000**	**$ 50**	**$ (50)**	**$ -**	**$ -**

See accompanying notes to financial statements.

3DOS INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

As of inception (December 9, 2021)	December 31, 2021
(USD $ in Dollars)	
CASH FLOW FROM OPERATING ACTIVITIES	
Net income/(loss)	$ -
Net cash provided/(used) by operating activities	**-**
CASH FLOW FROM INVESTING ACTIVITIES	
Purchases of tangible assets	-
Net cash provided/(used) in investing activities	**-**
CASH FLOW FROM FINANCING ACTIVITIES	
Issuance of common stock	-
Net cash provided/(used) by financing activities	**-**
Change in cash	-
Cash—beginning of year	-
Cash—end of year	**$ -**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid during the year for interest	$ -
Cash paid during the year for income taxes	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES	
Purchase of property and equipment not yet paid for	$ -
Issuance of equity in return for note	$ -
Issuance of equity in return for accrued payroll and other liabilities	$ -

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

3DOS Inc. was formed on December 9, 2021, in the state of Delaware. The financial statements of 3DOS Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Hermosa Beach, California.

We are a startup, building a decentralized manufacturing network. The concept is people upload a design, and it only when it gets purchased, that design is manufactured locally close to the buyer, and the designer gets royalties when it's manufactured, and the people manufacturing get to broadcast their capacity, very similar to supply and demand of uber and taxis. 3DOS proposes to create a decentralized finance infrastructure and blockchain ecosystem which facilitates the transition to a decentralized manufacturing economy.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' equity on the balance sheet.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2021, and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenues from the sale of its decentralized manufacturing network, which allows anyone to manufacture at any place in real time. 3DOS proposes to create a decentralized finance infrastructure and blockchain ecosystem which facilitates the transition to a decentralized manufacturing economy.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through August 8, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Stock with a par value of $0.00001. As of December 31, 2021, 5,000,000 shares of Common Stock have been issued and are outstanding.

4. DEBT

As of December 31, 2021, the Company had no outstanding debt.

5. RELATED PARTY

There are no related party transactions.

6. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through August 8, 2022, which is the date the financial statements were available to be issued.

On June 12, 2022, the Company issued a Simple Agreement for Future Equity (SAFE) in the amount of $50,000. The Post-Money Valuation Cap is $10,000,000 and the discount rate is 85%.

During 2022, the Company raised $420,000 via a Simple Agreement for Future Tokens (SAFT) via Crypto.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

8. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

3DOS™ is not live or open to the public at this moment.

start engine

3DOS™

Building the World's Largest Decentralized Manufacturing Network Show More

Website TECHNOLOGY

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3DOS™
THE FUTURE OF
DECENTRALIZED
MANUFACTURING

Invest Now
$4.00 Per Share

RAISED $0.00
INVESTORS 0
MIN INVEST $250.00
VALUATION $20M

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Reasons to Invest

- **3DOS Aims to Revolutionize Global Manufacturing:** 3DOS has the vision to create the world's largest peer-to-peer manufacturing network, allowing anyone to upload a design, receive royalties, and have it made anywhere in the world. 3DOS instantly connects demand and supply in real-time - so **products are made on-demand locally:** ***No waste, no inventory, no international shipping.***

- **The Digital Manufacturing Market Demand is Now:** The global digital manufacturing market size was valued at USD 320 billion in 2021. It is expected to reach USD 1.370 trillion by 2030, growing at a CAGR of 16.5% during the forecast period (2022–2030) (source). 3DOS is looking to enter and disrupt the traditional 12 trillion dollar global manufacturing market (source). The on-demand manufacturing market is also expected to reach $112 billion by 2024 and the 3D printing industry is projected to reach over $50 billion by 2030 (source).

- **Rock Solid All Star Team with a Proven Track Record:** Our Silicon Valley team is backed by world class CEO's, board advisors, publicly traded companies, and investors. The founders have a proven track record and have already invented one of the world's first operating systems for 3D printing, 3DPrinterOS, which is used in over 120 countries and has produced over 2.8 million parts globally. It is used by the best and brightest top 100 universities like MIT, Harvard, Rice, CalTech, Berkeley, by the top enterprises like John Deere, Google, Bosch, Eaton, and government agencies like the British ARMY, NASA, US NAVY, and US AIR FORCE. All these 9M+ cad designs, 60,000+ 3D printers, and 200,000+ users will be the first to be onboarded into the 3DOS network.


3DOS
On-Demand Manufacturing Network
Peer-to-Peer
DESIGNERS
Global Royalties
MANUFACTURERS
Broadcast Capacity
3DOS


BUYERS
Purchased Locally


3DOS
DECENTRALIZED MANUFACTURING
BLOCKCHAIN NETWORK

OVERVIEW

Imagine a world where everyone can manufacture

Imagine a decentralized version of e-commerce, where merchandise is built anywhere, on-demand, and with designer rights. What if we told you that accessibility could be right at your fingertips?


Accessibility
at your fingertips

At 3DOS, we believe to be creating the world's largest peer-to-peer manufacturing network, allowing anyone to upload a design and have it 3D printed anywhere in the world, receiving royalties when it’s made.


3DOS
Build status: Build Successful
Build start time: 04/06/2022 05:25:14PM
Build end time: 04/07/2022 08:13:44PM
Cooling end time: 04/08/2022 03:47:44PM
SHIP DATE: 04/14/2022
Tracking number
Design NFT
Manufacturer Located
Manufacturing
QA/QC
Shipping
Delivered
3DOS Scan Blockchan TX: https://3dos.io/tx/0x21f547c7225470d8bcb05b837d085cb5...

**The above image represents a future order confirmation and shipment status once the Company's digital manufacturing platform has completed the development stage.*

That means products are built locally and close to the buyer - and if a design is not purchased, it's not made. This creates a huge opportunity for a more sustainable instant market - one without waste, shipping, and large carbon footprints.


Designers
Paid Royalties
Manufacturers
Broadcast Excess Capacity
Buyers
Receive Verified Authentic Products Locally

THE PROBLEM & OUR SOLUTION

Supply chains are stuck, manufacturing is challenging, but what if you could manufacture anywhere?

We think current manufacturing is stuck in the past. It costs a lot to go to market, and the process is slow from design, to production, to delivery.


3DOS

3DOS allows anyone to go to market with an idea, not just large corporations. In addition, inventory is created only when it is purchased, which saves time, money, and decreases waste.

Designs are simply uploaded to our network, and if it is purchased, we can easily 3D print those parts/products on-demand worldwide and instantly connect the capacity to demand - similar to car service apps. If there's high demand, 3DOS even starts to look at alternative mass production methods to produce the parts.

**This product is not yet available to customers*


3DOS
Decentralized
Xometry
ProtoLabs
Fast Radius
Fathom
ShapeWays
Alibaba
Designed IP Needs

In order to generate revenue, we predict that our MVP will launch by charging a flat $10 fee for every design or product uploaded to the network, which will allow designers to earn royalties each time their designs are printed. We have 9 million designs in 3DPrinterOS that we will migrate onto the 3DOS blockchain, and we believe there are billions of part designs in the world waiting for a technology to protect and track their manufacturing royalties in a new decentralized world. Once the digital product is purchased, the designer, manufacturer and the 3DOS network also get paid a percentage on every transaction.


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(*source*, *source*)

GKN Ltd is a British multinational automotive and aerospace components business. It can trace its origins back to 1759 and the birth of the Industrial Revolution (source).

THE MARKET & OUR TRACTION

It's estimated that the 3D printing market will more than double over the next five years

With supply chain issues springing from COVID-19, there's been a jump in additive manufacturing. It is estimated that the 3D printing market should reach $37.2 billion by 2026 (source).

Similarly, on-demand cloud manufacturing is expected to reach $112 billion by 2024, growing at almost 20% annually (source) and the global IoT in the manufacturing market is projected to reach around $1.52 trillion by 2030 with a CAGR of 24.91% between 2022 to 2030 (source). These forecasts make us confident in believing that now is the perfect time to introduce 3DOS to the world.


On-demand cloud manufacturing is expected to reach
$112 billion
by 2024
3D printing should reach
$37.2 billion
by 2026

Here's why we feel we are on track to succeed:

- **We have over 9 million digital 3D designs, and over 200,000 designers from the top 100+ universities, government agencies, and enterprises ready to go and become onboarded into the 3DOS network.** At 3DOS, we will provide our users and the world a technology to protect their design royalties, which allows anyone to manufacture at any place in real-time. Through a decentralized finance infrastructure and blockchain ecosystem, we want to facilitate the transition to a decentralized manufacturing economy.


Total CAD Files (last 30 days), 176926 growth
total_files
9,400,000
9,350,000
9,300,000
9,250,000
9,200,000
9,150,000
Total Prints (last 30 days), 43091 growth
total_jobs
2,830,000
2,820,000
2,810,000
2,800,000
2,790,000
2,780,000

- **We have a list of over 10,000+ on-demand manufacturers worldwide that want to join our network.**


10,000+ potential on-demand manufacturers

- We have many top universities like MIT, Harvard and Fortune 500 companies like Google, John Deere, Eaton and government agencies, like NASA and the US NAVY interested in uploading their inventories.




BOSCH
DREMEL
Google
Microsoft
HARVARD UNIVERSITY
RICE
NC STATE UNIVERSITY
ALABAMA
Penn
COLUMBIA UNIVERSITY
Kettering
Georgia Tech
ELON
Stony Brook
WPI
WILLIAM PATERSON
Duke
SYDNEY
PennState
Alfred University
Berkele

- **The team has experience in licensing 3D printing technology to Fortune 500 companies.** 3DPrinterOS is for example inside the #1 3D printer in PC Magazine made by Bosch Dremel (source).


Dremel DigiLab 3D45 3D Printer Review
By Tony Hoffman March 26, 2018
4.5 Outstanding
THE BOTTOM LINE
The Dremel DigiLab 3D45 is featured-packed, prints accurately, and comes loaded with powerful software, making it one of the best 3D printers we've tested.
$1,999.00 at Amazon
See It
DREMEL
"3DPrinterOS allows real-time central management of users, printers and files with any web browser in a universal solution. This partnership will enable our printers to be compatible with a variety of devices, including Chromebooks and iPads."
George Velez
Head of Sales

**This testimonial may not be representative of the experiences of other customers and is not a guarantee of future performance or success.*

Another revenue goal is to license 3DOS into more OEM's allowing their machines to directly connect to the decentralized manufacturing networking. This drives faster adoption, as anyone that wants to get into manufacturing can simply buy a machine, and start making money with idle capacity. We are in talks with most all the top 3D printing manufacturers like HP, Bosch, Desktop Metal, Carbon 3D, Stratasys, 3D Systems, and they have all expressed extreme interest in a solution which allows their customers to become profitable from day one. It helps them sell more machines. And, imagine buying a 3D printer, and it instantly starts receiving orders and making money for you.

WHY INVEST

We believe local, decentralized manufacturing is the future

3DOS's entry into the growing 3D printing, cloud-based manufacturing, and IoT in manufacturing markets coincides with a great time to achieve our vision: eliminating time, waste, and cost through one-click manufacturing.


Carbon
Carbon

Our team has a successful proven track record after inventing the first operating system for 3D printing, 3DPrinterOS. From this, we have early adopters from Fortune 500 companies, top universities, and government agencies that have an interest in utilizing 3DOS when available.

We believe we have what it takes to evolve our 3D printing technology into a Web 3.0 public manufacturing network - providing global accessibility to enable peer-to-peer manufacturing. This is your chance to become an early investor in 3DOS as we aim to build the next generation manufacturing network. Invest today!


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This testimonial may not be representative of the opinions of other manufacturing experts or experiences of other customers and is not a guarantee of future performance or success.


3DOS
Decentralized Manufacturing Network

source

ABOUT

HEADQUARTERS
111 Pier Ave Ste 100
Hermosa Beach , CA 90254

VALUATION
$20M

From Design to Product in Hours. The $12T global manufacturing market is shifting to localized production. 3DOS aims to build the world's largest peer-to-peer manufacturing network, allowing anyone to upload a design, receive royalties, and have it made anywhere in the world. The founders invented one of the world's first 3D printing operating systems, 200k+ users, 2.8M+ parts, 9M+ CAD designs, across 120+ countries with customers like John Deere, Google, MIT, Harvard, CalTech, Berkeley, Bosch, the British Army, US Navy, US Air Force, and NASA ready to onboard onto the 3DOS network. Get in early, 3DOS is pre-revenue and preparing to launch!

TEAM



John Dogru
CEO, CFO, CTO, CMO, Director & Founder

John Dogru is one of the leading innovators in 3D printing software and security. He is the founder of 3DOS and 3DPrinterOS one of the world's first operating systems for 3D printers. Previously he was a lead engineer at Dell, founder at iMedicor, NuScribe, Austin Digital as well as multiple other tech start-ups. His 25+ years of experience in software development, automated manufacturing, security and corporate controls give him a unique vantage point into the future of additive manufacturing.



Anton Vedeshin
Head of Technology

Founder Head of Technology | Serial Entrepreneur | Angel Investor ⭐ 🇺🇸 Advanced Manufacturing, Cyber Security, Cloud Computing, Blockchain, AI/ML, Crypto

Anton is a serial entrepreneur and an angel investor, holds Ph.D. in cloud computing and cyber security, and is the author of numerous blockchain, cybersecurity and data protection scientific papers (IEEE, ACM, Springer) and patents. He also teaches Cloud Computing and Data Security at TalTech and has developed multiple security and e-government solutions for the Estonian government and EU Commission. Anton worked with NASA, Google, Microsoft, Bosch and other F2000 companies. Anton knows very well how to process sensitive data on every level of networking and computing.

Anton's stack includes C, C++, GoLang, Python, Java, Haskel, Rust, Solidity, PHP, Cassandra, Hadoop, Spark, Aerospike, Redis, Postgres, Radoop, H2O, Deep Learning, AI, ML, BitKey, Kali Linux, IronKey, Ethereum, Solana, Polkadot, Cosmos, Cardano, Corda R3, Hyperledger, AWS, Azure, GCE, and GovCloud.



Oscar Ariko
Head of Sales

Pioneered Networked 3D Printing with Harvard, MIT, Caltech, Columbia, Rice, Yale University, Duke, NASA, Bosch, NASA, US NAVY, British Army, EATON, John Deere, Google, Microsoft, HP, GKN Aerospace

Onboarded over 180,000 users, 55,000 3d printers, 8.7M CAD Designs online



Mousser Rahmouni
Digital Marketing Manager Growth Hacker

Google Ads, SEO, CPC, LTV, Email Marketing, Crypto Marketing, Campaigns Management



Nikita Mokhirev
Product Design

Product Design, 3D/UI/UX Designer Fujitsu Design Awards, MS Euroacademia Tallinn Architecture Design BS Power Engineer Tallinn University of Technology



Nicolas Ardies
Blockchain Professional

Blockchain Expert, ICO, IDO, Go to Market Crypto

Masters of Science Digital Currency, MBA University of Antwerp, BBA Business Administration and Management



Alex Dolgov
Blockchain Architect

Head of Technology @ Ledgerlink Labs

PixelPlex Senior Blockchain Consultant

CTO and Founder Delphium Group

Business Strategy Consultant Swiss Crypto Advisor



Olga Novikova
Community Manager

exATOM Mobility Account Manager, MS & BS Degree Donetsk National Technical University, Electromechanical Automation Systems and Electric Drive.



Ian T. Staley, MSM
Blockchain Architect

Principal Engineer at Wells Fargo

Advisor | AI | Alchemist | Archi | ₿itcoin | ₿lockchain | CEX | Consult | Crypto | DeFi | DeVo | Digital Assets | FinTech | Funding | Futures | GameFi | Investor Relations | Metaverse | NFT | PropTech | web3 | web5



Michelle Bockman
President of StanleyX (Stanley Black & Decker) - Advisory Board

President of StanleyX (Stanley Black & Decker)

Global Head HP 3D Printing Digital Manufacturing - Automotive & High Value Applications, xGE Executive VP Commercial, xCOO GE Professional Services, xGE Healthcare, Sales Nikon Instruments



Ken Burns
GKN Aerospace - Advisory Board

On Demand Manufacturing Expert, Manufacturing Materials and Supply Chain Expert, xStratasys Business Manager, BS Pepperdine University



Alper Ertas
Thermo Fisher Scientific - Advisory Board

Director Of Intellectual PropertyDirector Of Intellectual Property - Thermo Fisher Scientific

Intellectual Property, Litigation and ITC Attorney - Venable LLP

Intellectual Property Litigation and Section 337 InvestigationsIntellectual Property Litigation and Section 337 Investigations - Arent Fox

Patent Litigation and Patent ProsecutionPatent Litigation and Patent Prosecution -Novak Druce Connolly Bove + Quigg LLP

D Law University of Houston, MS Chemical Engineering Texas A&M, Biomedical Engineering UT Austin, BS Chemical Engineering



Steve King
exPresident and CEO of Docusign - Advisory Board

exPresident and CEO of Docusign

With more than 25 years of leadership experience in the information technology sector, he has demonstrated a wealth of experience and complementary strengths, notably his proven expertise in Sales, Marketing and Financial Leadership and ability to execute in highly competitive environments.



Steven Tamm
CTO Sales Force - Advisory Board

Software Architect for Cloud Computing, eCommerce, Virtualization, Developer Tools, and Software as a Service. Extensive experience in Technical M&A, Corporate Development, Integration, Large Team Management, Market Strategy, and advising ground-level startups.



Ravi Belani
Stanford Technology Ventures Program at Stanford University - Advisory Board

, Early Investor in Twitch / Justin.TV, Pubmatic, Rigetti, LaunchDarkly.

Fenwick & West Lecturer of Entrepreneurship at Stanford University, and Managing Director of the Alchemist Accelerator, an enterprise seed accelerator backed by Cisco, DFJ, Khosla Ventures, Salesforce, SAP Ventures, and USVP. Early Investor in Twitch / Justin.TV, Pubmatic, Rigetti, LaunchDarkly



Christian Dahlen
SAP VP, Portfolio - Advisory Board

Advising executive management on investment decisions for SAP product portfolio. Focus areas: ML, Blockchain, networks, SaaS. Portfolio management SAP during the day and angel investor in the evening – self and with the Band of Angels. General manager, business development, strategy.



Heather Boesch
Executive Director at IDEO - Advisory Board

Heather Boesch is the business operations lead for IDEO Boston, and specializes in the intersection of design and commerce. Boesch holds a bachelor's with honors in economics from Harvard and a master's in architecture from the Harvard Graduate School of Design.



Ken Arnold
Founder of Datalogix International - Advisory Board

Founder Datalogix International - Sold to Oracle for 1.2 Billion Dollars

I am a techno-utopian and early stage tech investor. Improve the world and profit while solving big problems.

4X software company founder/first investor with four good exits.

Board of Directors at Peloton Technologies.

Band of Angels.

MIT, Pace, Techno-utopian.

I seek committed, talented founders to support with early capital and strategic and operational counsel.



Noah Levine
Crypto Intern @ Visa | Student @ Stanford | Autism Advocate

I am an incoming sophomore at Stanford University, studying Management Science & Engineering. Prior to transferring to Stanford University in 2021, I studied Business Administration at the University of Southern California at the Marshall School of Business.

My passions and professional interests are in the fields of management consulting, social impact/impact investing, blockchain technology, and entrepreneurship. My goal is to democratize solutions for individuals on the autism spectrum through disruptive technologies.

I recently spent 6 months interning at Blue Umbrella, the world's first autism technology accelerator located in San Francisco, CA, where I contributed to program development, social impact metric evaluation, and market research. Last summer, I interned at ScrapLife Wrestling and Lido Pacific Lifestyles, an emerging apparel brand that prioritizes ethical manufacturing and sustainability. I am now working with several NFT projects on their marketing and business development efforts. I will be working at Visa this summer in their crypto division working on strategy and analytics.



Jerry Yen
Strategic Advisor

Jerry Yen has led strategy & planning for innovative firms – including Hewlett Packard – across SaaS, analytics, fintech, crypto, blockchain, consumer electronics, sports tech, video streaming, personal computing, networking, and AI personalization. Yen also created rocket performance innovations and trajectory optimization algorithms that later became fleet standards for U.S. commercial and military launch vehicles. Yen holds degrees from UCLA, Northwestern, and Stanford University in aerospace engineering and business.

TERMS

3DOS™

Overview

PRICE PER SHARE	VALUATION
$4	$20M
DEADLINE	**AMOUNT RAISED**
Feb 16, 2023	$0.00

Breakdown

MIN INVESTMENT	OFFERING TYPE
$250.00	Equity
MAX INVESTMENT	**SHARES OFFERED**
$1,070,000.00	Common Stock
MIN NUMBER OF SHARES OFFERED	**MAX NUMBER OF SHARES OFFERED**
2,500	267,500

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Risks

Company	**3DOS Inc**
Corporate Address	**111 Pier Ave Ste 100 , Hermosa Beach , CA 90254**
Offering Minimum	**$10,000.00**
Offering Maximum	**$1,070,000.00**
Minimum Investment Amount (per investor)	**$250.00**

Terms

Offering Type	**Equity**
Security Name	**Common Stock**
Minimum Number of Shares Offered	**2,500**
Maximum Number of Shares Offered	**267,500**
Price per Share	**$4.00**
Pre-Money Valuation	**$20,000,000.00**

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first three weeks and receive 20% bonus shares.

Early Bird Bonus

Invest within the first month and receive 15% bonus shares.

Amount-Based:

$500+

Invest $500+ and receive 2% bonus shares.

$1,000+

Invest $1,000+ and receive 4% bonus shares.

$2,500+

Invest $2,500+ and 8% bonus shares.

$5,000+

Invest $5,000+ and receive 10% bonus shares.

$10,000+

Invest $10,000+ and receive 15% bonus shares + 30-minute Q&A with founding team on company + industry trends.

$20,000+

Invest $20,00+ and receive 20% bonus shares + 1 hour Q&A with founding team on company + industry trends.

Audience-based: 15% Bonus Shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

**Investors will receive the highest single bonus they are eligible for among the bonuses based on amount invested and time of offering elapsed. Eligible investors will also receive the Owner's Bonus and Audience Bonus Shares in addition to the aforementioned bonus.*

The 10% StartEngine Owners' Bonus

3DOS, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Owner's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $4.00 per share, you will receive 110 Common Stock, meaning you'll own 110 shares for $400. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

PRESS

3DPrint.com

3DOS & Ivaldi Partnering to Deliver On-Demand Parts via Web3

View Article

Making Billions

How to Disrupt a $12T Industry with a Metaverse Startup in 3D printing - John Dogru 3DOS

View Article

Show More Press

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Campaign Video

The 12 trillion dollar manufacturing market is in trouble.

Supply chains are stuck. There's an overreliance on offshore manufacturing. We are exposed to raw material shortages, rising shipping costs and logistical break-downs.

And manufacturing is too costly- so only the big players can seriously compete.

But what if you could manufacture products on-demand, in real-time, wherever they were needed in the world. No inventories - no supply chain. If it's not purchased, it's not made.

With one click, the item would appear at its target location. Like it had teleported directly from the designer's mind.

All of a sudden, control of the 12 trillion dollar manufacturing market would shift to designers, and current supply chain issues could disappear.

3DOS hopes to be the world's largest decentralized manufacturing network- built on Blockchain Technology, and we have the vision and experience to achieve just that.

Over 8 years ago, I co-founded the world's first operating system for 3D printers.

Today, 3DPrinterOS runs on over 60,000 printers in 120 countries- making up the one of the world's largest network of 3D printers. Over 200,000 designers at the most prestigious international organizations use 3DPrinterOS- including MIT, Harvard, Google John Deere, NASA and the US Navy.

John: I realized that by combining 3DPrinterOS with blockchain technology, it would be possible to decentralize manufacturing- and that's 3DOS.

Here's how it works:

Designers upload their designs to the 3DOS system.

3DOS mints that design as an NFT, giving the designer ownership of that design and royalties for life.

People around the world can go to the 3DOS site and hit print.

The design gets sent to a local printing partner, for collection or fast shipping.

3DOS earns a transaction fee on each purchase and designers make money on each sale with 0 risk. That's because there's no inventory to hold, and owners of 3D printers turn idle assets into money-printing machines.

It could be a new design or existing products. 3DOS is already working closely with advisors from global suppliers like Stanley, Black and Decker and GKN to achieve our potentially world-changing vision.

And by 2025, we aim to have customers ordering products using the 3DOS network.

We are raising on StartEngine because decentralization is key to the 3DOS vision. We want anyone to have a chance to benefit from this potential shift in manufacturing.

Join as an investor today.

Additional Campaign Video #1

Hi I'm Ken burns, with GKN Additive a leading additive manufacturing company, being at the intersection of new digital manufacturing capabilities is not easy, this is why I'm excited with what John and his team at 3DOS are building, traditional supply chains are not as resilient or reliable as they were once believed, a portion of the production will take on a form of decentralized manufacturing.

The demand is real, but it can only be realized with a platform that can support it, the decentralized manufacturing platform that 3DOS is building on web 3.0 will allow products to be made on demand and in the right location. The 3dos team deeply understands manufacturing and the blockchain ecosystem which makes me excited about what they are building

Additional Campaign Video #2

Hi, My name is Samir Ghosh. I'm managing partner at venture capital firm Frontures here in Silicon Valley. I worked in tech for over 35 years including management roles at Microsoft, IBM, Procter & Gamble and at 7 startups, 3 exits, 2 ongoing. I started my career in 1985 working in manufacturing, and I continue to invest and advise startups in the industry. I've worked with over 20 startup accelerators globally and am on advisory councils and selection committees for top B2B accelerators like Alchemist Accelerator and UC Berkeley's SkyDeck. Since 2016, I've advised hundreds if not thousands of startups that have collectively gone on to raise hundreds of millions of dollars.

We love investment opportunities that intersect markets that have growing demand with enabling technologies that are advancing. 3DOS is right at one of those intersections. Manufacturing is readjusting to on or near-short due to the supply chain problems with global and single supplier dependencies, which has been exacerbated by the recent COVID pandemic. And meanwhile, 3D printing or additive manufacturing technology has been improving and broadening its capabilities rapidly.

Given the team's track record in building a successful 3D printing operating system that's used in over 120 countries, I believe 3DOS is in a unique position to grab at least a good chunk of this enormous opportunity. And John is that rare founder with a big vision who also gets stuff done.

We're very excited about this opportunity and 3DOS and expect to see great things from John and his team.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

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- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Emil Nnani.: CEO, LinkedIn
Christiana Winfrey: COO, LinkedIn

3DOS™

3DOS™ | *Building the World's Largest Decentralized Manufacturing Network*

https://3dos.io/

Description of Business
The $12 trillion dollar global manufacturing market is making a titanic shift and moving to localized production. 3DOS is aiming to build the world's largest decentralized on-demand manufacturing network on Web3 powered by blockchain smart contracts. The goal is to become a leader in this $112 billion dollar on-demand manufacturing market opportunity which is fast approaching by 2024. When you look around you, almost everything is made in one country. A significant number of companies in the world have made a concrete decision to decentralize their supply chain risks after COVID, but how do you control your royalties and products efficiently in this new decentralized world? Now imagine anyone can simply upload a design into 3DOS, protect your royalties via smart contract, and things are made locally, on-demand, only when they are needed, with no waste, no inventory, and no international shipping. The future of manufacturing is decentralized. 3DOS is currently pre-revenue and in the prototype stage. Invest in a Silicon Valley team that is trailblazing the path into a decentralized manufacturing world.

Reasons to Invest

- 3DOS Aims to Revolutionize Global Manufacturing: 3DOS has the vision to create the world's largest peer-to-peer manufacturing network, allowing anyone to upload a design, receive royalties, and have it made anywhere in the world. 3DOS instantly connects demand and supply in real-time – so products are made on-demand locally: No waste, no inventory, no international shipping.
- The Digital Manufacturing Market Demand is Now: The global digital manufacturing market size was valued at USD 320 billion in 2021. It is expected to reach USD 1.370 trillion by 2030, growing at a CAGR of 16.5% during the forecast period (2022–2030) (source). 3DOS is looking to enter and disrupt the traditional 12 trillion dollar global manufacturing market (source). The on-demand manufacturing market is also expected to reach $112 billion by 2024 and the 3D printing industry is projected to reach over $50 billion by 2030 (source).
- Rock Solid All Star Team with a Proven Track Record: Our Silicon Valley team is backed by world class CEO's, board advisors, publicly traded companies, and investors. The founders have a proven track record and have already invented the world's first operating system for 3D printing, 3DPrinterOS, which is used in over 120 countries and has produced over 2.8 million parts globally. It is used by the best and brightest top 100 universities like MIT, Harvard, Rice, CalTech, Berkeley, by the top enterprises like John Deere, Google, Bosch, Eaton, and government agencies like the British ARMY, NASA, US NAVY, and US AIR FORCE. All these 9M+ cad designs, 60,000+ 3D printers, and 200,000+ users will be the first to be onboarded into the 3DOS network.

Team
John Dogru: CEO & Founder, LinkedIn
Anton Vedeshin: CTO, LinkedIn